

11016400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 2 8 2011

SEC FILE NUMBER
8-49199

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____January 1, 2010_____ AND ENDING__December 31, 2010_____
  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chatsworth Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

_____95 Putnam Avenue_____
                                    (No. and Street)

_____Greenwich_____CT_____06830_____
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____Ralph DiFiore_____203-629-2612_____
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____Halpern & Associates, LLC_____
                        (Name – *if individual, state last, first, middle name*)

_____218 Danbury Road_____Wilton_____CT_____06897_____
       (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Ralph DiFiore_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Chatsworth Securities, LLC_____ , as
of __December 31_____ , 2010_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

Sworn to and subscribed
before me this
_11_ day of _January_, 20 _11_

_____
Signature

_____
Title

_____
Notary Public

DAWN PEDROSA
NOTARY PUBLIC OF CONNECTICUT
My Commission Expires 5/31/2015

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CHATSWORTH SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010



Halpern & Associates, LLC

Certified Public Accountants and Consultants

218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Members of
  Chatsworth Securities LLC

We have audited the accompanying statement of financial condition of Chatsworth Securities LLC, (the "Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Chatsworth Securities LLC, as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
February 10, 2010

CHATSWORTH SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$280,173
Receivable from clearing broker	116,418
Furniture and equipment, at cost, net of accumulated depreciation of $70,833	12,999
TOTAL ASSETS	$409,590

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 4,983
MEMBERS' EQUITY	404,607
TOTAL LIABILITIES AND MEMBERS' EQUITY	$409,590

The accompanying notes are an integral part of this statement.

CHATSWORTH SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2010

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Chatsworth Securities LLC, (the "Company") was organized under the Limited Liability Company Laws of the State of New York in March 1996. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA'). Chatsworth Securities LLC primarily acts as a broker in executing customer orders for the purchase and sale of marketable securities on behalf of their customers on a fully disclosed basis with a clearing broker-dealer. In addition, the Company receives fees for consulting and private placements.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company introduces its customer transactions to its clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. As of December 31, 2010, amounts were owed to the clearing broker by these customers which were in connection with normal, delivery-against-payment, cash-account transactions. After December 31, 2010, all amounts related to such transactions were received from customers. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed. The Company has a $100,000 deposit with this clearing broker.

2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

The Company records securities transactions and related revenues and expenses on a trade date basis.

Security transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted (GAAP) in the United States of America. The Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

In accordance with GAAP, management implemented Statement of Financial Accounting Standards No. 157 ("ASC 820") (Valuation of Investments in Securities and Securities Sold Short at Fair Value - Definition and Hierarchy) and has determined that it bears no material effect on the financial statements as presented.

3. CUSTOMER CONCENTRATION

Approximately 53% of the Company's Consulting and Private Placement Fees for the year ended December 31, 2010, representing approximately 43% of the Company's total revenues, were from one customer.

4. INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2010 management has determined that there are no material uncertain income tax positions.

5. RELATED PARTY TRANSACTION

The Company shares office space and other overhead with a company related by common ownership. For the year ended December 31, 2010, the Company elected to waive the rent and certain other expenses that would otherwise be charged to the related party.

6. COMMITMENTS AND CONTINGENCIES

The Company leases office space under a non-cancelable lease expiring June 30, 2010. Future minimum lease payments pertaining to this agreement total $24,072.

7. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no customer accounts.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $391,607 which exceeded the minimum requirement of $100,000 by $291,607 The Company's ratio of aggregate indebtedness to net capital was 0.13 to 1

9. SUBSEQUENT EVENTS

Events have been evaluated through February 10, 2011, the date that these financial statements were available to be issued and no further information is required to be disclosed.